FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Groner, Gerald F. (Last) (First) (Middle) 6 Desta Drive, Suite 3000 (Street) Midland, TX 79705 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Clayton Williams Energy, Inc. CWEI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 5. If Amendment, Date of Original (Month/Day/Year) December 26, 2002

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Vice President - Land

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value	12-26-02		G		1,150 Note 1	A	12.20	15,289 Note 2	D
Common Stock, $.10 par value								23,273	I	Note 3

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

Note 1 - This amendment is to correct a clerical error.  The number of shares were originally reported as 13,000, but should have been reported as 1,150.

Note 2 - Amount presented includes a) the right to acquire 10,032 shares through the exercise of stock options and b) 3,448 shares held in the Company's 401(k) Plan and Trust of which 586 were acquired from January 1, 2002 through December 18, 2002.

Note 3 - Indirect ownership held as follows:  by Allyson Groner, wife, as her separate property - 20,535; by Joshua Groner, son - 1,369; by Jered Groner, son - 1,369.

/s/ L. Paul Latham By: L. Paul Latham as attorney-in-fact ** Signature of Reporting Person	1-13-03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002